UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2022

Redbox Entertainment Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation )	001-39741 (Commission File Number)	85-2157010 (IRS Employer Identification No.)

1 Tower Lane, Suite 800 Oakbrook Terrace, Illinois 60181 (Address, including Zip Code, of Principal Executive Offices)

(630) 756-8000 Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	RDBX	The Nasdaq Stock Market LLC
Warrants to purchase Class A common stock	RDBXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Warrant Exercise Agreement

On June 17, 2022, Redbox Entertainment Inc., a Delaware corporation (the “Company”) entered into a Warrant Exercise Letter Agreement (the “Warrant Exercise Agreement”) with Seaport Global SPAC, LLC, a Delaware limited liability company (“Seaport”), pursuant to which, Seaport and the Company agreed that:

1.	Seaport will exercise, or cause its affiliate to exercise, an aggregate of 1,000,000 private placement warrants, which Seaport and certain of its affiliates purchased pursuant to that certain Private Placement Warrant Agreement, dated November 27, 2020 (the “Private Placement Warrants”), on a cash basis as soon as practicable, and in no event later than four (4) business days following the date of this report. The exercise price for each warrant is $11.50 per share. The Company will receive $11.5 million in cash from the exercise of the warrants by Seaport. The Company will not receive any proceeds from the sale of the shares underlying such warrants.

2.	The Company will waive any applicable transfer restrictions set forth in any contract in existence as of the date of the Warrant Exercise Agreement to which the Company and Seaport are parties, including without limitation that certain Voting and Support Agreement dated as of April 15, 2022 and that certain Sponsor Lock-Up Agreement dated as of May 16, 2021, to the extent necessary to permit (i) the sale of the 1,005,197 Private Placement Warrants by Seaport to certain investors to whom Seaport previously transferred such Private Placement Warrants and the sale by such transferees of such Private Placement Warrants, and (ii) to permit the sale by Seaport and/or its affiliates of the 1,000,000 shares of Class A common stock of the Company to be received by Seaport upon the exercise of the Private Placement Warrants described in paragraph 1 above, provided, however, that such sale may not occur until one (1) business day following the date of this report.

The foregoing description of the Warrant Exercise Agreement does not purport to be complete and is qualified in its entirety by the full text of the Warrant Exercise Letter Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Further, the Company may consider and agree to release Seaport or other security holders of their transfer restrictions with respect to the common stock or warrants of the Company held by such security holders. Any such release could have an adverse impact on the trading price for such securities.

Item 9.01.	Financial Statements and Exhibits.

Exhibit Number	Description

2.1*	Warrant Exercise Letter Agreement by and between the Company and Seaport, dated June 17, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document contained in Exhibit 101)

*	Filed herewith

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2022	REDBOX ENTERTAINMENT INC.

	By:	/s/ Frederick W. Stein
Frederick W. Stein
Chief Legal Officer and Secretary

Exhibit 2.1

[SEAPORT HEADER]

June 17, 2022

VIA EMAIL

Redbox Entertainment Inc.

c/o Galen C. Smith

1 Tower Lane

Suite 800

Oakbrook Terrace, IL 60181

Re: Warrant Exercise Letter Agreement

Ladies and Gentlemen:

WHEREAS, Seaport Global SPAC, LLC, a Delaware limited liability company (“Seaport”) and Redbox Entertainment Inc., a Delaware corporation (f/k/a Seaport Global Acquisition Corp., the “Company”) entered into that certain Private Placement Warrant Purchase Agreement, dated November 27, 2020 (the “Warrant Agreement”), pursuant to which Seaport and certain of its affiliates purchased warrants of the Company (the “Private Placement Warrants”). Each capitalized term used and not otherwise defined herein has the meaning ascribed to such term in the Warrant Agreement; and

WHEREAS, the parties hereto desire to enter into this Letter Agreement (this “Letter Agreement”).

NOW, THEREFORE, for good and valuable consideration, including as set forth in this Letter Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.	Commitment to Exercise Warrants. Seaport hereby agrees that it will exercise, or will cause its affiliates to exercise, an aggregate of 1,000,000 Private Placement Warrants on a cash basis as soon as practicable, and in no event later than four (4) business days following the date on which the Company discloses this Letter Agreement in a Current Report on Form 8-K.

2.	Limited Waiver of Applicable Transfer Restrictions. By signing and returning a counterpart to this Letter Agreement, the Company agrees to waive any applicable transfer restrictions set forth in any contract in existence as of the date hereof to which the Company and Seaport are parties, including without limitation that certain Voting and Support Agreement dated as of April 15, 2022 and that certain Sponsor Lock-Up Agreement dated as of May 16, 2021, only to the extent necessary to permit the following actions of Seaport and certain of its affiliates:

a.	The sale of 520,042 Private Placement Warrants by Seaport and certain of its affiliates on June 13 and 14, 2022;

b.	The sale by Thomas Bernard of 485,155 Private Placement Warrants on June 14, 2022; and

c.	The sale by Seaport and/or its affiliates of the 1,000,000 shares of Class A common stock of the Company to be received by Seaport and/or its affiliates upon the exercise of the Private Placement Warrants described in Section 1 hereof; provided, however, that such sale may not occur until one (1) business day following the date on which the Company discloses this Letter Agreement in a Current Report on Form 8-K.

This Letter Agreement will be exclusively governed by and construed and enforced in accordance with the laws of the State of New York, without regard to conflicts of law principles thereof. This Letter Agreement shall not be construed as a consent by the Company to any actions of Seaport and/or its affiliates other than the three transactions specifically identified in Section 3 hereof.

This Letter Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

Sincerely,

SEAPORT GLOBAL SPAC, LLC,
a Delaware limited liability company

By:
Name:
Title:

2

Acknowledged and agreed by:

REDBOX ENTERTAINMENT INC.,
a Delaware corporation

By:
Name:
Title:

3